Filed Pursuant to Rule 253(g)(2)

File No. 024-11284

ELEVATE.MONEY REIT I, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 28, 2023

TO

OFFERING CIRCULAR AUGUST 19, 2022

This document supplements, and should be read in conjunction with, the offering circular of Elevate.Money REIT I, Inc. (“we,” “us,” “our” or the “Company”) dated August 19, 2022 (the “Offering Circular”), as amended on September 22, 2022 and November 24, 2022. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1819088/000110465922092909/tm2223777d1_253g2.htm

The Offering Supplement dated September 22, 2022 is available here:

https://www.sec.gov/Archives/edgar/data/1819088/000110465922102046/tm2226239d2_253g2.htm

The Offering Supplement dated November 24, 2022 is available here:

https://www.sec.gov/Archives/edgar/data/1819088/000110465922121713/tm2231302d1_253g2.htm

The purpose of this supplement is to update the following disclosures in the Offering Circular:

Changes in Directors and Officers

David Perduk, the Chairman of the Company’s Board of Directors and its Chief Executive Officer, resigned from the Company effective September 19, 2023.

Jean Ho also resigned her position as Secretary and a director of the Company effective September 18, 2023.

The Company’s Board of Directors is currently considering who to name as Mr. Perduk’s permanent replacement but has named Harold Hofer, the Company’s former Chief Executive Officer, as acting interim Chief Executive Officer.

Mr. Hofer is the Chief Executive Officer of our Advisor and previously served as Chairman of our Board of Directors and Chief Executive Officer from June 2020 until September 2022. Mr. Hofer owns a substantial equity interest in our Advisor. Mr. Hofer has been a lawyer since 1980 and is an inactive member of the California State Bar. He was formerly owner of Hofer Realty Advisors, a boutique real estate firm that acted as a principal and advised clients in various real estate transactions focused on investments in retail shopping centers. Mr. Hofer is a principal in a private investment fund known as REIT Opportunity Capital Advisors, or “ROCA”, which invests in the listed stocks of public REITs. He has participated in real estate transactions, as a principal and as a broker, valued in excess of $2 billion in his 30-year real estate career. Mr. Hofer has extensive underwriting, acquisition and management experience, and has asset managed multi-hundred million-dollar portfolios of owned properties. As our chief executive officer and a principal of our external Advisor, Mr. Hofer is best-positioned to provide our board of directors with insights and perspectives on the execution of our business strategy, our operations and other internal matters. Further, as a principal of our Advisor, Mr. Hofer brings demonstrated management and leadership ability. Mr. Hofer was employed through 2018 by BrixInvest, LLC, which was formerly known as Rich Uncles LLC and Nexregen, LLC, since it was founded in 2007. Mr. Hofer is also the former chief executive officer of the following SEC-reporting REITs: RW Holdings NNN REIT, Inc.; Rich Uncles Real Estate Investment Trust I; and BRIX REIT, Inc. BrixInvest, LLC (“BrixInvest”) was the advisor and/or sponsor for three public REIT offerings while our chief executive officer, Mr. Hofer, served as one of the BrixInvest managers. Under advice of special counsel that is expert in the field, these offerings were made by issuer-broker dealers and used radio advertisements. The SEC made an investigation into this conduct and, without any admission of guilt, BrixInvest entered into a settlement that included a prohibition against any future radio advertising and issuer-broker dealer offering advisory roles. Mr. Hofer was not a named party in the SEC investigation and had no involvement in the SEC settlement negotiations. His sole involvement was in providing information and testimony in connection with the SEC investigation process. He is under no SEC sanction or conduct limitation. We consider this disclosure to be immaterial and irrelevant; however, it is being provided in the interests of total transparency.

Safe Harbor Statement

This offering supplement contains statements that constitute “forward-looking statements” and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.